

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

<u>Via E-Mail</u>
Matthew Marcus
President and Chief Executive Officer
Pioneer Consulting Group, Inc.
2840 Hwy 95 Alt S #7
Silver Springs, Nevada 89429

      Re: **Pioneer Consulting Group, Inc.**
             Form 10-K for the Fiscal Year Ended September 30, 2012
             Filed November 16, 2012
             File No. 000-54794

Dear Mr. Marcus:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Andrew D. Mew

                        Andrew D. Mew
                        Accounting Branch Chief